Exhibit 99.1

Foresight: Rail Vision Reveals its Next Generation AI Computer for Railway Safety and Accident Prevention

The new development offers high performance and real time artificial intelligence deep learning inference

Ness Ziona, Israel – January 31, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision”) revealed its next generation artificial intelligence (AI) based computer to be incorporated into its Main Line and Switch Yard systems. Foresight owns 10.2% of Rail Vision’s outstanding share capital.

This advanced system represents a major evolution from Rail Vision’s existing AI-based solutions, featuring advanced real-time deep learning capabilities and compliance with stringent railway standards.

Rail Vision’s system ensures exceptional performance in obstacle detection and identification, even under challenging weather and visibility conditions. Its real-time operational capacity in both software and firmware contributes to a new era of responsiveness and efficiency in railway safety management.

Furthermore, the system’s design focuses on scalability, ensuring the system remains at the forefront of technological advancements. The integration of cloud connectivity opens new avenues for data analysis and predictive maintenance, enhancing the overall safety and operational efficiency of railway networks.

“Rail Vision’s next-generation AI computer system is a significant milestone in railway safety technology. This innovation embodies our unwavering commitment to advancing railway security, marrying cutting-edge AI with real-time processing to prevent accidents and save lives. Our system, technology and cloud connectivity are a transformative leap forward, marking a new chapter in intelligent railway operations”, said Shahar Hania, Rail Vision’s Chief Executive Officer.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the prospective incorporation of Rail Vision’s AI-based computer into its Main Line and Switch Yard systems, the belief that Rail Vision’s AI computer system is a significant milestone in railway safety technology, and the belief the combination of Rail Vision’s system, technology, and cloud connectivity is a transformative leap forward, marking a new chapter in intelligent railway operations. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654